EXHIBIT 3.1

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND

LIMITATIONS OF SERIES D CONVERTIBLE PREFERRED STOCK OF VISIUM

TECHNOLOGIES, INC.

Pursuant to Section 607.0602 of the Florida Business Corporation Act (the “FBCA”), Visium Technologies, Inc., a Florida corporation (the “Corporation”), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board”) on April 14, 2026:

WHEREAS, the Articles of Incorporation of the Corporation authorize the issuance of preferred stock in one or more series; and

WHEREAS, the Board is authorized to fix the designation, number of shares, preferences, rights, and limitations of any series of preferred stock;

NOW, THEREFORE, BE IT RESOLVED that 2,000,000 shares of the preferred stock of the Corporation are hereby designated as “Series D Convertible Preferred Stock,” with the following preferences, rights, and limitations:

Section 1. Definitions. For purposes hereof: “Common Stock” means the common stock of the Corporation, par value $0.001 per share. “Conversion Price” means the fixed Conversion Price of $0.05 per share of Common Stock, subject to adjustment as set forth herein. “Deemed Liquidation Event” has the meaning customarily ascribed thereto in venture financing documents. “Issuance Date” means the date of original issuance of the applicable share of Series D Preferred Stock. “Qualifying Transaction” means (i) any single transaction or series of related transactions pursuant to which the Corporation receives aggregate gross proceeds of at least $10,000,000 from the sale of equity securities, or (ii) a Change of Control in which the enterprise valuation of the Corporation is at least $10,000,000. “Stated Value” means $1.00 per share.

Section 2. Designation, Amount and Par Value. The series shall be designated “Series D Convertible Preferred Stock” (the “Series D Preferred Stock”). The number of shares so designated is 2,000,000. Each share has a par value of $0.001 and a Stated Value of $1.00.

Section 3. Ranking. The Series D Preferred Stock ranks (i) junior to the Corporation’s Series AA Preferred Stock and Series G Preferred Stock and any other senior series hereafter designated, and (ii) senior to the Common Stock, Series A Preferred Stock, Series B Preferred Stock, and any junior series.

Section 4. Dividends. Holders are entitled to cumulative dividends at the rate of 3% per annum on the Stated Value, accruing daily from the Issuance Date and payable quarterly in arrears in cash or, at the Corporation’s option, in additional fully paid and non-assessable shares of Series D Preferred Stock (“PIK Shares”). Accrued and unpaid dividends are payable upon conversion, redemption, or liquidation.

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Section 5. Liquidation. Upon any liquidation, dissolution, winding up, or Deemed Liquidation Event, holders receive, prior and in preference to any distribution to Common Stock or junior securities, the Stated Value plus all accrued and unpaid dividends (the “Liquidation Preference”). The preference is non-participating.

Section 6. Conversion. (a) Voluntary Conversion. Any holder may convert all or any portion of its Series D Preferred Stock into Common Stock at any time upon delivery of a conversion notice at the fixed Conversion Price of $0.05 per share of Common Stock (subject to adjustment as set forth herein). The number of Common shares issuable equals (x) the Stated Value plus accrued and unpaid dividends divided by (y) the Conversion Price then in effect. (b) Anti-Dilution Adjustment. The Conversion Price is subject to broad-based weighted-average anti-dilution adjustment upon any dilutive issuance of equity securities (or securities convertible into equity) at a price below the then-current Conversion Price, calculated in accordance with the standard broad-based weighted-average formula set forth on Exhibit A hereto. Notwithstanding the foregoing, participation by any holder in any future pro-rata offering is entirely voluntary. Failure of any holder to purchase its pro-rata share in any such offering shall not result in any permanent waiver, forfeiture, or diminishment of such holder’s anti-dilution protection or any other rights, preferences, or privileges under this Certificate of Designation. Any anti-dilution adjustment otherwise triggered shall apply fully to all holders regardless of participation in any prior or concurrent re-up offering. (c) Standard adjustments apply for stock splits, stock dividends, combinations, reclassifications, and similar events.

Section 7. Redemption upon Qualifying Transaction. Upon closing of a Qualifying Transaction, the Corporation may redeem all or any portion of the outstanding Series D Preferred Stock at 103% of the Stated Value per share redeemed plus all accrued and unpaid dividends.

Payment may be in cash or, at the Corporation’s election (subject to the Exchange Act and OTCQB rules), in registered Common Stock valued at the 10-trading-day VWAP preceding the redemption notice. Redemption must be completed within thirty (30) days.

Section 8. Voting Rights. Holders have no general voting rights except as required by the FBCA. Where entitled to vote, holders vote together with Common Stock on an as-converted basis.

Section 9. Protective Provisions. So long as any Series D Preferred Stock remains outstanding, the Corporation shall not, without the affirmative vote or consent of holders of a majority of the outstanding shares: (a) amend the Articles of Incorporation or this Certificate of Designation in any manner adversely affecting the rights, preferences, or privileges of the Series D Preferred Stock; or (b) effect any Liquidation Event or Deemed Liquidation Event without first providing for full payment of the Liquidation Preference.

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Section 10. Miscellaneous. This Certificate of Designation is governed by the laws of the State of Florida. All notices shall be in writing. The Corporation shall reserve sufficient authorized Common Stock for issuance upon conversion. This Certificate of Designation constitutes an amendment to the Articles of Incorporation under FBCA § 607.0602.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its duly authorized officer this 14th day of April, 2026.

VISIUM TECHNOLOGIES, INC.

By:	/s/ Mark Lucky
Name: Mark Lucky
Title: Chief Executive Officer

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